Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(“R&E”)
Incorporated in the Republic of South Africa
Registration number: 1992/005642/06
Share code: RNG • ISIN: ZAE000008819 (Suspended)
Nasdaq trading symbol: RANGY (Delisted) • ADR ticker symbol: RNG

NET ASSET VALUE INFORMATION
Limited Assurance Report of the independent auditor and renewal of cautionary announcement

DIRECTORS’ RESPONSIBILITY STATEMENT

The R&E directors are responsible for the preparation and presentation of the Group Net Asset Value Statement of Randgold & Exploration Company Limited, at 31 March 2007 and accompanying Notes.

The Group Net Asset Value Statement has been prepared in accordance with the basis of preparation set out in the accompanying Notes, for the purpose of providing the shareholders with a financial update relevant to the proposed merger between R&E and JCI Limited as was published on SENS on 15 March 2007 and has not been prepared in accordance with IFRS or other generally accepted accounting principles.

The R&E directors’ responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and accompanying Notes, and making accounting estimates, which, in the opinion of the R&E directors, are reasonable in the circumstances.

KPMG, the independent auditor is responsible for reporting on whether, based on the auditor’s procedures arising from a limited assurance engagement, the Group Net Asset Value Statement at 31 March 2007 has been prepared, in all material respects, in accordance with the basis of preparation set out in the accompanying Notes to the Group Net Asset Value Statement.

Approval of the Group Net Asset Value Statement

The Group Net Asset Value Statement at 31 March 2007 and accompanying Notes were approved by the R&E board on 13 December 2007 and are signed on its behalf by:

Peter Henry Gray                                               Marais Steyn
Chief Executive Officer                                       Financial director

LIMITED ASSURANCE REPORT OF THE INDEPENDENT AUDITOR TO THE SHAREHOLDERS OF RANDGOLD & EXPLORATION COMPANY LIMITED

We have performed our limited assurance engagement on the Group Net Asset Value Statement of Randgold & Exploration Company Limited at 31 March 2007 and accompanying Notes.

Directors’ responsibility for the Group Net Asset Value Statement

The Randgold & Exploration Company Limited directors are responsible for the preparation and presentation of the Group Net Asset Value Statement in accordance with the basis of preparation, set out in the Notes to the Group Net Asset Value Statement, for the purpose of providing the shareholders with financial information relevant to the proposed merger with JCI Limited, as referred to in the Notes. This responsibility includes determining that the basis of preparation is an acceptable basis for preparing and presenting the Group Net Asset Value Statement and making accounting estimates, which, in the opinion of the Randgold & Exploration Company Limited directors, are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to conclude on whether the Group Net Asset Value Statement at 31 March 2007 has been prepared on the basis of preparation set out in the accompanying Notes, based on the procedures performed by us in a limited assurance engagement. There are no International Standards on Auditing (Engagement Standards) applicable to an engagement of this nature. In these circumstances, we applied our professional judgement in planning and performing our procedures to obtain limited assurance on the Group Net Asset Value Statement in accordance with the basis of preparation set out in the accompanying Notes. Our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Summary of work performed

Our work included making enquiries of management and performing procedures to obtain evidence in respect of the amounts and disclosures in the Group Net Asset Value Statement in accordance with the basis of preparation set out in the accompanying Notes. We have evaluated the appropriateness of the basis of preparation in the circumstances and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Group Net Asset Value Statement.

Conclusion

Based on the procedures performed by us, nothing has come to our attention that causes us to believe that the Group Net Asset Value Statement at 31 March 2007 has not been prepared, in all material respects, on the basis of preparation set out in the accompanying Notes.

Restriction on use of this report

The Group Net Asset Value Statement has been prepared, in all material respects, in accordance with the basis of preparation, set out in the accompanying Notes, for the purpose of providing the shareholders with financial information relevant to the proposed merger, as referred to in the Notes.

The Group Net Asset Value Statement and our limited assurance report may not be suitable for any other purpose.

KPMG Inc
Registered Auditor

13 December 2007
Johannesburg, South Africa

GROUP NET ASSET VALUE STATEMENT
	Notes	Unaudited At 31 March 2007 R ‘000
ASSETS
Listed Investments	3	355 071
Gold Fields		259 854
JCI		80 452
Other listed investments		14 765
Prospecting rights		296 385
Prospecting rights – GFO transaction	4	217 685

Other prospecting rights	5	78 700
Other assets		67 474
Loan receivable	6	46 374
Outstanding settlement	7	8 667
Cash and cash equivalents	8	12 433
TOTAL ASSETS		718 930
LIABILITIES
Provision for post-retirement medical benefit obligation	9	(34 317)
Income tax payable	10	(16 912)
Deferred taxation	11	(59 370)
Trade and other payables	12	(19 284)
TOTAL LIABILITIES		(129 883)
NET ASSETS		589 047
ISSUED SHARES	13	Number of shares
Number of shares in issue		74 813 128
Shares identified for possible cancellation		(2 943 087)
Net shares in issue		71 870 041
NAV per share - Rand		8.1960

NOTES TO THE GROUP NET ASSET VALUE STATEMENT

1.     PURPOSE OF THE GROUP NET ASSET VALUE STATEMENT

On 31 March 2006, R&E published provisional unaudited and unreviewed financial results for the years ended 31 December 2004 and 2005, and restated provisional results for the year ended 31 December 2003 (“provisional results”).

In the accompanying commentary to these provisional results, the R&E directors indicated, inter alia, that due to the extent of the misappropriations, for which details were included in the commentary, there may be other material events and circumstances of which the R&E directors are not aware and which may have a material effect on R&E. These may affect the completeness and accuracy of the information reflected in the provisional results and/or may have the effect that the provisional results do not reflect a true and complete account of the financial and other affairs of R&E. In these circumstances the R&E directors disclaimed any liability in respect of the accuracy, correctness and/or completeness of the information reflected in the provisional results. This is still the position.

KPMG Inc. was appointed the independent auditor of R&E during October 2005. In view of the uncertainties relating to the provisional results and the disclaimer by the R&E directors, they were unable to, and did not, express an audit or review opinion on the provisional results. This is still the position.

On 15 March 2007, R&E and JCI published an update to shareholders on the proposed settlement and/or merger negotiations between R&E and JCI which included a Group Net Asset Value Statement, and subsequently on 23 April 2007, R&E and JCI announced their intention to merge. Because the R&E directors are still unable to prepare a complete set of financial statements for the years ended 31 December 2004, 2005 and 2006, in accordance with IFRS, the R&E directors have prepared a Group Net Asset Value Statement, on the basis set out in note 2. The R&E directors consider the Group Net Asset Value Statement, including the accompanying Notes, suitable in the circumstances for the purpose of providing its shareholders with financial information relevant to the proposed merger.

2.      BASIS OF PREPARATION

The Group Net Asset Value Statement has been prepared from information available to the R&E directors and may not be complete for the reasons given in note 1 above. In particular, the Group Net Asset Value Statement excludes major claims and counter claims between the R&E Group and the JCI Group.

Except for these claims, the Group Net Asset Value Statement includes all known significant assets and liabilities of R&E, its subsidiaries other than FSD, a 55.11% subsidiary of R&E, and a proportionate share of FSD’s assets and liabilities on a line by line basis.

The Group Net Asset Value Statement has been prepared in Rand. All financial information presented in Rand has been rounded to the nearest thousand.

The Group Net Asset Value Statement required the R&E directors to make judgements, estimates and assumptions that affect the basis of preparation and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

The Group Net Asset Value Statement has been prepared on a basis  discussed under each heading below:

2.1           Listed investments

The Group’s listed investments, except for the investment in JCI, are based on the VWAP for March 2007 comprising 21 trading days.

The value of the JCI investment is based on the Net Asset Value per share of JCI at 31 March 2007 which is based on the amount disclosed in the JCI Group Net Asset Value Statement, published on the same date as this statement. The JCI value is adjusted to reflect the proposed merger ratio of 95 to 1, as was announced on 23 April 2007.

R&E has accounted for all listed investments under its control and in its possession at 31 March 2007.

2.2           Prospecting rights

Where an agreement has been signed to sell prospecting rights as of the date of approval of the Group Net Asset Value Statement, the value is based on the consideration in the relative agreement.

Where no such agreements are in place, the R&E directors have determined a value which they believe is reasonable based on calculations from independent mineral project evaluation experts. For such calculations, independent mineral project evaluation experts were used to conduct and conclude on the mineralisation which was valued using comparable transactions.

2.3           Other assets

Other assets include a loan receivable, a payment under settlement agreement and cash and cash equivalents.

2.3.1            Loan receivable

The value of the loan receivable is based on current recoverability supported by a signed loan certificate.

2.3.2           Payment under settlement agreement

The value of the payment under settlement agreement is based on the amount recovered subsequent to 31 March 2007.

2.3.3           Cash and cash equivalents

Cash and cash equivalents comprises cash and cash deposits with banking institutions. The carrying amount of cash and cash deposits with banking institutions approximates fair value.

2.4           Provision for post retirement medical benefit obligation

The provision for the post retirement medical benefit obligation represents the present value of the estimated future cash outflows resulting from employees’ services provided.

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligation. An independent actuarial valuation was conducted.

2.5           Taxation

2.5.1           Income tax payable

Income tax payable comprises taxation payable, calculated on the basis of the expected taxable income, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment of income tax payable for previous years.

Income tax payable has been calculated based on the best information currently available to management regarding taxable income (including prior year assessments and management’s interpretation of current tax law) given the circumstances detailed in note 1 above.

2.5.2           Deferred taxation

Deferred taxation is provided based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities reported in the Group Net Asset Value Statement and their tax base.

The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the reporting date.

A deferred taxation asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred taxation assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.6           Trade and other payables

Trade and other payables include accruals and other amounts payable based on management’s best estimate at the reporting date.

2.7           Contingent assets

Contingent assets are disclosed when it is probable that they will be realised and are best estimates expected to be recovered. No contingent assets have been included in the Group Net Asset Value Statement as the recoverability cannot be reasonably assured.

3.   Listed investments

	Notes	Number of shares	Value per share R	Value R’000
Gold Fields		2 028 684	128.0900	259 854
JCI	3.1	265 935 854	0.3025	80 452
Other listed investments				14 765
Kelgran		2 324 830	0.1408	327
Pan Palladium	3.2	18 100 000	0.7977	14 438

				355 071
The value of listed investments, except for the investment in JCI (currently suspended on the JSE), is based on the VWAP for March 2007 comprising 21 trading days.

3.1  The value of the JCI investment is based on the Net Asset Value per JCI share at 31 March 2007 which is disclosed in the JCI Group Net Asset Value Statement, published on the same date as this statement. The JCI value is adjusted to reflect the proposed merger ratio of 95 to 1, as was announced on 23 April 2007.

3.2 The Pan Palladium shares were sold subsequent to 31 March 2007 for AU$0.165 per share realising net proceeds of AU$2 976 047 (equating to R18 162 816).

4. Prospecting rights - GFO transaction	R’000
R&E’s share of the prospecting rights in respect of the GFO transaction	217 685

R&E and JCI, and certain of their subsidiaries reached agreement with GFO, in terms of which the R&E Group and the JCI Group relinquished their rights in favour of GFO for a collective purchase consideration of R395 million (excluding VAT). On 31 October 2007, R&E shareholders voted unanimously in favour of the transaction. Upon conclusion of the transaction, R&E, through its 55.11% shareholding in FSD, is entitled to the amount indicated above.

5. Other prospecting rights	R’000
R&E’s share of new order prospecting rights held by FSD	78 700
For further details, refer to note 14.1.

6. Loan receivable	R’000

R&E’s share of the JCI Gold loan	46 374

For further details, refer to note 14.2.

7. Payment under settlement agreement	R’000
Kebble	8 667

On 1 October 2006, R&E concluded a settlement agreement with Kebble. The settlement amount of R30 million payable by Kebble to R&E, was to be repaid in monthly installments with effect from November 2006 to January 2008. As at 31 March 2007, an amount of R19.2 million was owing to R&E in terms of the settlement agreement. A payment of R8.7 million was received under the settlement agreement between April and July 2007.

In August 2007, Kebble notified R&E that due to an alleged dispute in respect of an amount purportedly owed to him on account of services allegedly rendered by Kebble to R&E, he would not make any further payments under the settlement agreement.

As a consequence, Kebble failed to make payment of further installments due by him under the settlement agreement subsequent to July 2007.

R&E construed the actions of Kebble to amount to a repudiation of the settlement agreement and on 6 November 2007, cancelled the said agreement. The recoverability of further amounts from Kebble is uncertain and is dependant on future action which may be taken against Kebble by R&E. No further amounts are thus included in the Group Net Asset Value Statement.

8. Cash and cash equivalents	R’000
Cash and cash deposits	12 433

9. Provision for post retirement medical benefit obligation	R’000
Obligation	(34 317)

A valuation of this obligation was performed by independent actuaries at 31 March 2007.

10. Income tax payable	R’000
South African normal tax	(16 912)
Attributable to:

R&E Group (excluding FSD)	(11 968)

FSD	(4 944)

(16 912)

This amount includes income tax payable calculated by management for the R&E Group and includes any related penalties, except as noted in the next paragraph, and interest that may be due.

Income tax payable does not include any additional penalties that may become leviable upon assessment of outstanding returns by SARS as management believes, that the Company did not act fraudulently or in any other way to warrant incurring such additional penalties. Based on the ongoing negotiations with SARS, management believes that the penalties and interest calculated is sufficient and that no further penalties will be levied by SARS.

R&E’s calculations reflect that R&E had no taxable income from 2002 to the reporting date as R&E was operating at a loss. SARS has, however, queried R&E’s tax calculations from 1998 to 2001 and have subsequently recalculated that an amount of R39 million (including penalties and interest up to December 2006) in taxes is payable. R&E has contested these queries and management believes that the amount is not payable and therefore no liability for this amount has been raised.

11. Deferred taxation	R’000
Unrealised	(28 620)

Deferred taxation arising on listed investments at 14.5%	(5 805)

Deferred taxation arising on other prospecting rights at 29%	(22 815)

Realised	(30 750)

Deferred taxation arising on the GFO transaction at 14.5%	(29 978)

Deferred taxation arising on the GFO transaction at 29%	(772)

(59 370)
The deferred taxation balance comprises temporary differences on listed investments and prospecting rights.

No deferred taxation assets were raised on the post retirement medical benefit obligation and assessed losses of the R&E Group as it is not probable that future taxable profits will be available to utilise the assessed losses or when the related deductible temporary differences are expected to reverse.

12. Trade and other payables	R’000
Trade and other payables	(2 848)

PAYE payable	(13 528)

VAT payable	(2 908)

(19 284)

PAYE payable

R&E engaged independent tax advisors who completed a PAYE audit and determined the amount payable, including penalties and interest thereon. Their report was submitted to SARS and R&E awaits their response.

VAT payable

R&E engaged independent tax advisors who completed a VAT audit and determined the VAT payable, excluding penalties and interest thereon. Management added penalties and interest to the VAT payable. The penalties calculated by management, however, excluded the 200% section 60 VAT penalty as defined in the VAT Act, as R&E believe they did not act fraudulently. The report of the independent tax advisors has been submitted to SARS, and R&E awaits their response.

13. Issued shares
For the purpose of calculating the net shares in issue, the total number of shares in issue of R&E (issued share capital) has been notionally reduced by approximately 3 million R&E shares.

R&E has identified 2 943 087 R&E shares for possible cancellation in its issued share capital (which shares constitute a portion of the consideration shares purportedly issued and allotted on account of the Phikoloso transaction in respect of which R&E has asserted a claim against JCI), on the basis that such shares are alleged to have been issued for no value received.

The said shares have been identified to be in the possession of Letseng Diamonds. R&E have been informed by JCI that the shares in question were pledged by JCI to Letseng Diamonds, as security for a loan made by Letseng Diamonds to JCI.

R&E has been further informed by JCI that upon the repayment of the loan by JCI to Letseng Diamonds, the shares will be returned to JCI, whereupon JCI has undertaken to return such shares to R&E for cancellation.  R&E has noted JCI’s intention to do so, without prejudice to its rights.

14. FSD’s Net Asset Value

	Notes	R&E’s Proportionate share Unaudited 31 March 2007 R’000	100% Unaudited 31 March 2007 R’000
ASSETS

Prospecting rights in respect of the GFO transaction	4	217 685	395 000

Other prospecting rights	14.1	78 700	142 806

Loan receivable	14.2	46 374	84 148

Total assets		342 759	621 954

LIABILITIES

Income tax payable		(4 944)	(8 972)

Deferred taxation		(53 565)	(97 197)

Total liabilities		(58 509)	(106 169)

Net assets		284 250	515 785

R&E’s proportionate share (equating to 55.11%) of FSD’s Net Asset Value was included in the applicable line items of the Group Net Asset Value Statement. FSD’s net asset value has been prepared on a basis consistent with that of R&E.

14.1 Other prospecting rights

R&E is the beneficial owner of various prospecting rights held through its 55.11% shareholding in the issued share capital of FSD. Various prospecting rights, mainly flowing from the historical old order mineral rights portfolio of FSD and its subsidiaries, have either been applied for or awarded by the DME. The Du Preez Leger Project, which has been granted and executed, has not yet been registered in the name of FSD.

The prospecting rights adjacent to St Helena, namely Du Preez Leger 423/Jonkersrus 72, have a gold resource of 22 million tonnes at 6.7 g/t at a pay limited of 5.6 g/t. The prospecting right adjacent to the Harmony mine, namely on Vermeulenskraal 223 has a gold resource on the Basal reef of 6.3 million tonnes at 10.07 g/t at a pay limited of 5.6 g/t. This information is quoted from historic evaluations concluded in the 1980’s and the definitions of resources and reserves would not be exactly the same as those currently accepted by SAMREC, JORC and the NI 43-101 codes.

Considering various transactions that have been quoted publicly, and noting differences between the nature of the Du Preez Leger project and Vermeulenskraal’s gold deposits and the transactions quoted, a value of US$4 per ounce was applied for the purposes of valuing the project. This value was derived after applying a 35% discount factor on the average US$ per ounce rate of similar transactions. The discount factor was applied due to the fact that a detailed assessment of the Du Preez Leger project and Vermeulenskraal has not been conducted, other than the historic valuations concluded in the 1980’s, as well as the fact that the projects may not be viable as stand-alone projects at this point in time.

On this basis, the projects  have been valued as follows:
	Tonnes (m’s)	g/t	moz	US$/oz	US$ ’000	R’000 at R7.36	R’000 after BEE dilution(1)
Du Preez Leger 423/ Jonkersrus 72	22.00	6.70	4.5785	4.00	18 314	134 792	99 747
Vermeulenskraal 223	6.30	10.07	1.9765	4.00	7 906	58 188	43 059
Total – Du Preez Leger Project			6.555		26 220	192 980	142 806

(1) The value of other prospecting rights has been calculated on the basis that 26% thereof will be attributable in terms of the BEE Act.

14.2 Loan receivable

FSD has a loan receivable from JCI Gold for R84 million. The R&E board believes that this amount is fully recoverable from JCI Gold. This loan is accounted for as a loan payable in the Group Net Asset Value Statement of JCI at 31 March 2007. The loan is unsecured, bears interest at the bank prime lending rate and no formal terms of repayment have been established.

15. Contingent assets – Claims against third parties (excluding the JCI Group)

R&E has identified various claims against third parties which are in the process of being formulated and are expected in due course to be finalised. Such claims could be substantial, although there is no guarantee that such claims will result in awards being granted in favour of R&E or for that matter that R&E will be able to make successful recoveries in respect thereof. It is premature at this stage, to disclose the claim values, breakdowns thereof and identities of the persons against whom such claims are expected to be made and any other related details concerning such claims, given that such claims have not yet been finalised and disclosing the details thereof, may adversely impact upon the recoverability of these claims.

16. Encumbrances

No significant assets have been encumbered or pledged.

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until further announcements are made.

GLOSSARY OF TERMS

“AU$”	Australian dollar, the unit currency in Australia;

“BEE”	Black Economic Empowerment Act 53 of 2003;

“CGT”
Capital Gains Tax is defined within the Eighth Schedule of the Income Tax Act No.58 of 1962 (as amended) and applies to the taxation of the disposal of certain capital items (assets) which generate either capital gains or losses;

“contiguous rights”	collectively and severally the Kalbasfontein rights, the WA4 rights, the Cardoville rights and the Wildebeestkuil rights as detailed in the R&E circular to shareholders issued on 15 October 2007;

“Doornrivier”	Doornrivier Minerals Limited (registration number 1950/039144/06), a public company incorporated in South Africa, and a wholly owned subsidiary of R&E;

“DME”	the Department of Minerals and Energy;

“Du Preez Leger Project”
the Du Preez Leger Project is a project encompassing the farms Du Preez Leger 324, Jonkersrus 72, Milo 639, Rebelkop 456, Tweepan 678 and Vermeulenskraal 223 located in the district of Virginia in the Free State Province;

“FSD”	Free State Development and Investment Corporation Limited (registration number 1944/016931/06), a public company incorporated in South Africa, jointly held by JCI and R&E;

“GFO”	Gold Fields Operations Limited (formerly Western Areas Limited) (registration number 1959/003209/06), a public company incorporated in South Africa, and a wholly owned subsidiary of Gold Fields;

“GFO transaction”
the relinquishment by R&E and Goldridge (a subsidiary of R&E) of rights contiguous to the South Deep gold mine to GFO, details of which are included in the circular to R&E shareholders issued on 15 October 2007;

“Gold Fields”	Gold Fields Limited (registration number 1968/004880/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, and the New York Stock Exchange;

“Goldridge”	Goldridge Gold Mining Company (Proprietary) Limited (registration number 1974/003333/07) a private company incorporated in South Africa;

“Group” or “R&E Group”	R&E and its subsidiaries;

“g/t”	grams of gold per tonne;

“Harmony”
Harmony Gold Mining Company Limited (registration number 1950/038232), a public company incorporated in South A/06frica, the shares of which are listed on the JSE, the New York Stock Exchange and the NASDAQ Stock Market;

“Income Tax”	Income Tax levied in terms of the Income Tax Act;

“Income Tax Act”	the Income Tax Act 1962 (Act 58 of 1962), as amended;

“IFRS”	International Financial Reporting Standards as adopted by the International Accounting Standards Board;

“JCI”	JCI Limited (Registration number 1894/000854/06), a public company incorporated in South Africa, the shares of which is listed on the JSE but which are currently suspended;

“JCI Gold”	JCI Gold Limited (registration number 1998/005215/06), a public company incorporated in South Africa, being a wholly-owned subsidiary of JCI and a shareholder in FSD;

“JCI Group”	JCI and its subsidiaries;

“JCI Group Net Asset Value Statement”	the JCI Group Net Asset Value Statement published on the same date as the R&E Group Net Asset Value Statement;

“JCI shares”	ordinary shares of 1 cent each in the issued share capital of JCI;

“JORC”	the Australasian Joint Ore Reserves Committee, based in Australia have developed an internationally accepted code for defining ore “resources” and “reserves”;

“JSE”	JSE Limited (registration number 2005/022939/06) a public company incorporated in South Africa, which is licensed as an exchange under the Securities Services Act;

“Kebble”	Roger Ainsley Ralph Kebble;

“Kelgran”	Kelgran Limited (registration number 1975/004595/06), a public company incorporated in South Africa, the shares of which are listed on the JSE but which are currently suspended;

“KPMG”	KPMG Inc (registration number 1999/021543/21), a public company incorporated in South Africa;

“Letseng Diamonds”	Letseng Diamonds Limited (Guernsey), a company incorporated in Guernsey under registration number 31750;

“mediators”	Advocate SF Burger SC, Professor H Wainer, CA(SA) and Mr C Nupen, appointed in terms of the mediation agreement;

“Moz”	million ounces;

“mt”	million tonnes or tons;

“NI 43-101”	the standard for the reporting of minerals by competent persons established in Canada;

“oz”	ounces (troy);

“Pan Palladium”	Pan Palladium Limited (registration number ALN 093 178 388), a public company incorporated in Australia, the shares of which are listed on the Australian Exchange;

“PAYE”
Pay As You Earn and Site (Standard Income Tax on Employees) falls within the Fourth Schedule of the Income Tax Act No. 58 of 1962 (as amended) and is a withholding tax deducted from the employee’s remuneration. The Fourth Schedule defines remuneration earned from amongst other income, employment and the corresponding tax liabilities to be deducted from the employee termed ‘Site’ and Paye’ whilst the Seventh Schedule of the Act applies to certain fringe benefits derived from employment and the subsequent Paye liability deductions where applicable;

“Phikoloso transaction”
the transaction pursuant to which R&E, Equitant Trading (Pty) Limited and Phikoloso Mining (Pty) Limited concluded a written agreement on 28 July 2003 (in terms whereof Equitant Trading (Pty) Limited sold to R&E the sale shares and claims as defined therein and R&E paid the purchase price therefore by way of the issue of 8.8 million new R&E shares, equivalent to approximately 19.7% of R&E’s issued share capital). Subsequently updated information regarding this transaction was published and included in a summary of forensic findings on SENS on 13 June 2006;

“proposed merger”	the announcement published jointly by R&E and JCI on SENS dated 23 April 2007, incorporating details of the proposed merger of both companies;

“Rand” or “R”	the South African Rand, the unit of currency in South Africa;

“R&E”	Randgold & Exploration Company Limited (registration number 1992/005642/06), a public company incorporated in South Africa, the shares of which are listed on the JSE but which are currently suspended;

“R&E directors” or “R&E board”	the current board of directors of R&E, being the reconstituted directors appointed on 24 August 2005 and subsequent changes;

“R&E shares” or “shares”	ordinary shares of 1 cent each in the issued share capital of R&E;

“SAMREC Code”	South African code for reporting of mineral resources and mineral reserves;

“SARS”
the South African Revenue Services is a division of the government that collects revenue and regulates all forms of tax payable by South African tax payers. SARS refers to the Income Tax Act No.58 of 1962 (as amended) for these collections and regulations;

“Securities Services Act”	the Securities Services Act, 2004, (Act 36 of 2004) as amended;

“SENS”	Securities Exchange News Service of the JSE;

“shareholders”	holders of R&E shares;

“South Africa”	the Republic of South Africa;

“South Deep”	South Deep (a gold mine), situated in the Magesterial District of Westonia and Vanderbijlpark (Gauteng Province), owned by Gold Fields;

“St Helena”
St Helena Gold Mines Limited is a company registered in South Africa (Registration Number 1905/020743/06) and located within the Free State Province of South Africa.   Its main business is the mining of gold within the Free State province;

“US$”	the United States Dollar, the unit of currency in the United States of America;

“VWAP”	volume weighted average price on the JSE;

“VAT”
Value Added Tax falls within the Value Added Tax Act No.89 of 1999. VAT is a form of indirect taxation imposed on the value of all goods and services supplied by vendors (vendors are any persons who are required to register for Vat per the Act). The current rate of VAT levied is 14%;

“VAT Act”	the Value-Added Tax Act, 1991, as amended;

Company Secretary and registered office	Sponsor

Mr R P Pearcey, FCIS, FCIMA 13th Floor 28 Harrison Street Johannesburg, 2001 (PO Box 11165, Johannesburg, 2000) Telephone: +27 11 688 5100 Facsimile: +27 11 492 1070 Website: www.randgold.co.za
Sasfin Capital
a division of Sasfin Bank Limited
(Registration number 1951/002280/06)
Sasfin Place
North Block
13 – 15 Scott Street
Waverley, 2090
(PO Box 95104, Grant Park 2051)
Telephone: +27 11 809 7500
Facsimile: +27 11 809 7726

Registered auditor	South African transfer secretaries

KPMG Inc. (Registration number 1999/021543/21) KPMG Crescent 85 Empire Road Parktown, 2193 (Private Bag 9, Parkview, 2122) Telephone: +27 11 647 7111 Facsimile: +27 11 647 8000
Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown 2107)
Telephone: +27 861 100 634
or +27 11 370 5000

United Kingdom secretaries	Communications

St James’s Corporate Services Limited 6 St James’s Place London SW1A 1NP United Kingdom	Brian Gibson Issue Management Brian Gibson 23 Sutherland Avenue Craighall Park, 2196

Telephone: +44 (20) 7499 3916 Facsimile: +44 (20) 7491 1989	(PO Box 406, Parklands, 2121) Telephone: +27 11 880 1510 Facsimile: +27 11 880 1392

United Kingdom registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: 0870 162 3100
(from inside the United Kingdom)
Telephone: +44 (20) 8639 3399
(from outside the United Kingdom)
Facsimile: +44 (20) 8639 2342

FORWARD-LOOKING STATEMENT AND DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements”. These include, without limitation, the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E’s ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E and the ultimate impact on R&E’s previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the existence of any possible unknown liabilities, the willingness of any governmental authority to sanction any merger; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related there to following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E’s transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited’s willingness to lift its suspension of the trading of  R&E’s securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

This publication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from R&E and that will contain detailed information about the Company and management, as well as financial statements. R&E does not intend to make any public offering of securities in the United States or to register any part of the present or proposed offering in the United States.

13 December 2007
Johannesburg

Sponsor
Sasfin Capital
(A division of sasfin Bank Limited)